VanEck Vectors ETF Trust

666 Third Avenue, 9th Floor

New York, New York 10017

July 21, 2017

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
2,555 2,546 2,534 2,517 2,500 2,484 2,466 2,442 2,431 2,419 2,406 2,398 2,386 2,373 2,357 2,341 2,310 2,281 2,253 2,222 2,190 2,153 2,122 2,081

7/14/2017

6/16/2017

5/25/2017

4/28/2017

3/31/2017

3/03/2017

2/03/2017

1/06/2017

12/08/2016

11/10/2016

10/14/2016

9/30/2016

9/02/2016

8/12/2016

7/14/2016

6/17/2016

5/20/2016

4/22/2016

3/24/2016

2/26/2016

1/29/2016

12/30/2015

12/04/2015

11/06/2015

485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT

0000768847-17-000109

0000768847-17-000093

0000768847-17-000069

0000768847-17-000041

0000768847-17-000009

0001137360-17-000085

0001137360-17-000050

0001137360-17-000006

0001137360-16-001293

0001137360-16-001273

0001137360-16-001250

0001137360-16-001234

0001137360-16-001210

0001137360-16-001188

0001137360-16-001158

0001137360-16-001129

0001137360-16-001066

0001137360-16-001007

0001137360-16-000953

0001137360-16-000897

0001137360-16-000837

0001137360-15-000767

0001137360-15-000706

0001137360-15-000633

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
2,054 2,047 2,022 1,988 1,959 1,927 1,889 1,861 1,835 1,808 1,746	10/09/2015 10/02/2015 9/04/2015 8/07/2015 7/10/2015 6/12/2015 5/13/2015 4/17/2015 4/02/2015 3/06/2015 12/22/2014	485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485APOS

0001137360-15-000579

0001137360-15-000565

0001137360-15-000518

0001137360-15-000459

0001137360-15-000406

0001137360-15-000345

0001137360-15-000276

0001137360-15-000223

0001137360-15-000171

0001137360-15-000117

0000930413-14-004896

The Amendments relate to Market Vectors Asia ex Japan Equal Weight ETF, Market Vectors India Equal Weight ETF, Market Vectors Italy Equal Weight ETF, Market Vectors Japan Equal Weight ETF, Market Vectors Japan Hedged Equal Weight ETF, Market Vectors Mexico Equal Weight ETF, Market Vectors Russia Equal Weight ETF, Market Vectors South Africa Equal Weight ETF, Market Vectors South Korea Equal Weight ETF, Market Vectors Spain Equal Weight ETF, Market Vectors Taiwan Equal Weight ETF, Market Vectors Australia Equal Weight ETF, Market Vectors United Kingdom Equal Weight ETF, Market Vectors Australia Hedged Equal Weight ETF, Market Vectors Brazil Equal Weight ETF, Market Vectors China Equal Weight ETF, Market Vectors Europe Equal Weight ETF, Market Vectors Europe Hedged Equal Weight ETF, Market Vectors Germany Equal Weight ETF and Market Vectors Hong Kong Equal Weight ETF, each a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of each series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2018. Thank you.

Best regards,

/s/ Laura I. Martinez

Laura I. Martinez

Vice President and Assistant Secretary